

June 29, 2011

Via E-mail
Ronald Klausner
Chief Executive Officer
Cambium Learning Group, Inc.
17855 North Dallas Parkway, Suite 400
Dallas, TX 75287

>   **Re: Cambium Learning Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed June 15, 2011**
>   **File No. 333-174004**

Dear Mr. Klausner:

We have received your response to our prior comment letter to you dated June 1, 2011 and have the following additional comment.

General

1. We note your response to our prior comment three. Please revise signature pages S-3 and S-4 to have the second half of each page signed by someone with the indicated capacity of either principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief